 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Dyer, John M. (Last) (First) (Middle) 1400 Lake Hearn Drive (Street) Atlanta, GA 30319 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Cox Communications, Inc. COX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President, Operations
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	02/20/2002	I	4,893.00 | A | $32.70	7,205.00	I	By 401(k)
Class A Common Stock				11,868.00	D

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Dyer, John M. - December 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
JAN 2002 Stock Option	$41.55	01/02/2002	A	(A) 65,000.00	01/02/2007 (1) | 01/02/2012	Class A Common Stock - 65,000.00		65,000.00	D
JAN 1996 Stock Option	$10.47				10/29/1997 (2) | 01/23/2006	Class A Common Stock - 3,000.00		3,000.00	D
JAN 1998 Stock Option	$19.61				12/21/1998 (2) | 01/01/2008	Class A Common Stock - 13,000.00		13,000.00	D
JAN 1999 Stock Option	$33.59				12/20/1999 (2) | 01/01/2009	Class A Common Stock - 8,000.00		8,000.00	D
JAN 2000 Stock Option	$50.94				01/03/2005 (3) | 01/03/2010	Class A Common Stock - 27,000.00		27,000.00	D
JAN 2001 Stock Option	$46.22				01/02/2006 (4) | 01/02/2011	Class A Common Stock - 37,500.00		37,500.00	D
JUL 1999 Stock Option	$40.06				07/15/2004 (5) | 07/15/2009	Class A Common Stock - 6,500.00		6,500.00	D

Explanation of Responses : * Includes 378 shares acquired under the Cox Communications, Inc. Employee Stock Purchase Plan on 3/31/2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ John M. Dyer ________________________________ __________________ ** Signature of Reporting Person Date Page 2 SEC 2270 (3-99)

Dyer, John M. - December 2002
Form 5 (continued)
FOOTNOTE Descriptions for Cox Communications, Inc. COX

Form 5 - December 2002

John M. Dyer
1400 Lake Hearn Drive

Atlanta, GA 30319
Explanation of responses:

(1)   Pursuant to the Issuer's Long-Term Incentive Plan, the grant will vest and become exercisable as follows: 60% in January 2005, 20% in January 2006, and 20% in January 2007.
(2)   Award vested 100% on this date due to Long-Term Incentive Plan grant provision accelerating vesting upon achievement of stock performance targets.
(3)   Pursuant to the Issuer's Long-Term Incentive Plan, the grant will vest and become exercisable as follows: 60% in January 2003, 20% in January 2004, and 20% in January 2005.
(4)   Pursuant to the Issuer's Long-Term Incentive Plan, the grant will vest and become exercisable as follows; 60% in January 2004, 20% in January 2005, and 20% in January 2006.
(5)   Pursuant to the Issuer's Long-Term Incentive Plan, the grant will vest and become exercisable as follows: 60% in July 2002, 20% in July 2003, and 20% in July 2004.

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